SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

               INTEGRA LIFESCIENCES HOLDINGS CORPORATION (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008
                         (Title of Class of Securities)

                      (CUSIP Nos. 457985AA7 AND 457985AB5)
                      (CUSIP Number of Class of Securities)

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                             PLAINSBORO, NEW JERSEY
                                 (609) 275-0500

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
             and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200


                            CALCULATION OF FILING FEE

         Transaction valuation*                         Amount of filing fee
         ----------------------                         --------------------
              $120,000,000                                    $12,840

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the exchange of $120,000,000 aggregate principal amount of the Issuer's 2 1/2% Contingent Convertible Subordinated Notes due 2008 in exchange for Integra LifeSciences Holdings Corporation's 2 1/2% Contingent Convertible Subordinated Notes due 2008.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   Not applicable.     Filing party: Not applicable.
     Form or Registration No.: Not applicable.     Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1

     [X]  issuer tender offer subject to Rule 13e-4

     [ ]  going private transaction subject to Rule 13e-3

     [ ]  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

                This Schedule TO relates to the offer by Integra LifeSciences Holdings Corporation, a Delaware corporation, (the "Issuer") (i) to exchange $1,000 in principal amount of 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "New Notes") and (ii) a one time cash payment (an "Exchange Fee") equal to $2.50 for each $1,000 in principal amount of the Issuer's outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes" and together with the New Notes, the "Notes") that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange (this "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal") attached to this Schedule TO as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to this Offer to Exchange is referred to herein as an "Offer." The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions.

                This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET

                The information set forth in the Offer to Exchange under the caption "Summary" and "The Offer to Exchange" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

                (a) NAME AND ADDRESS. The name of the Issuer is Integra LifeSciences Holdings Corporation, a Delaware corporation. The Issuer's principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey, 08536. The telephone number of the Issuer is (609) 275-0500.

                (b) SECURITIES. The securities that are the subject of the tender offer are the Old Notes. The aggregate principal amount of outstanding Old Notes is $120,000,000.

                (c) TRADING MARKET AND PRICE. The Old Notes are not listed and the New Notes will not be listed on any national securities exchange or included on the NASDAQ Stock Market. There is no established trading market for the New Notes. The Issuer's common stock underlying the New Notes trades on the Nasdaq Global Select Market under the symbol "IART". The quarterly high and low trading prices for the underlying stock is set forth in the Offer to Exchange under the heading "Price Range of Common Stock and Dividend Policy" and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

                (a) NAME AND ADDRESS. Integra LifeSciences Holdings Corporation is the filing person. The business address and telephone number of the filing person are set forth under Item 2(a) above. The executive officers and directors of the filing person are: Stuart M. Essig, Maureen B. Bellantoni, Gerard S. Carlozzi, John B. Henneman, III, David B. Holtz, Judith O'Grady, Keith Bradley, Richard E. Caruso, Christian S. Schade, James M. Sullivan and Anne M. VanLent. The address of each executive officer and director is c/o Integra LifeSciences Holdings Corporation, 311 Enterprise Drive, Plainsboro, New Jersey 08536

ITEM 4.  TERMS OF THE TRANSACTION

                (a)     MATERIAL TERMS.

                (1)     TENDER OFFERS.

                        (i)-(iii) The information set forth in the Offer to Exchange under the heading "The Offer to Exchange" is incorporated herein by reference.

                        (iv)    Not applicable.

                        (v)-(viii) The information set forth in the Offer to Exchange under the hading "The Offer to Exchange" is incorporated herein by reference.

                        (ix)    Not applicable.

                        (x) The information in the Offer to Exchange under the headings "Summary"; "Summary Comparison of the Old Notes and the New Notes"; "The Offer to Exchange" and "Description of New Notes" are incorporated herein by reference.

                        (xi)    Not applicable.

                        (xii)   The  information  in the Offer to Exchange under
the  heading  "Certain  United  States  Federal  Income  Tax   Consequences"  is
incorporated herein by reference.

                (b)     PURCHASES. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

                (e) AGREEMENTS INVOLVING THE COMPANY'S SECURITIES. Pursuant to the terms of a forward sale contract entered into with Credit Suisse First Boston Capital LLC on December 14, 2004, Stuart Essig, the Issuer's President and Chief Executive Officer, is obligated to deliver to Credit Suisse First Boston LLC on March 28, 2013 between 264,550 and 500,000 shares of common stock (or, at the election of Mr. Essig, the cash equivalent of such shares). Mr. Essig retains voting power over these shares pending the settlement of the forward sale contract. Pursuant to the terms of a forward sale contract entered into with Credit Suisse First Boston Capital LLC on November 23, 2004, TRU ST PARTNERSHIP, L.P., a Pennsylvania general partnership of which Richard E. Caruso, the Issuer's Chairman, is the President of the corporate general partner ("TRU ST"), is obligated to deliver to Credit Suisse First Boston LLC on January 15, 2013 between 322,581 and 600,000 shares of common stock (or, at the election of TRU ST, the cash equivalent of such shares). TRU ST retains voting power over these shares pending the settlement of the forward sale contract. The Issuer has also granted Mr. Essig registration rights requiring the Issuer to file a "shelf" registration statement at Mr. Essig's request that will provide for the registration and sale on a continuous or delayed basis of the shares of common stock underlying the options and restricted units that he holds.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

                (a)     PURPOSES.  The  information  set  forth in the  Offer to
Exchange   under  the  headings   "The  Offer  to  Exchange"  and  "Summary"  is
incorporated herein by reference.

                (b) USE OF SECURITIES ACQUIRED. The Old Notes acquired in the transaction will be retired.

                (c) PLANS. Except as otherwise disclosed in the Offer to Exchange, the Issuer does not have any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any or all of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in the Issuer's present dividend rate or policy, or indebtedness or capitalization; (4) any change in the Issuer's present board of directors or management, other than to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Issuer's corporate structure or business; (6) any class of the Issuer's equity securities being delisted from a national securities exchange; (7) any class of the Issuer's equity securities becoming eligible for termination of registration under Section 12 (g) (4) of the Exchange Act; (8) the suspension of the Issuer's obligation to file reports under Section 15 (d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; or (10) any change in the Issuer's amended and restated certificate of incorporation, amended by-laws or other governing instruments or other actions which could impede the acquisition of control of the Issuer.

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


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                (a) SOURCE OF FUNDS. The information set forth in the Offer to Exchange under the caption "Summary" is incorporated herein by reference. In connection with the Offer to Exchange, an Exchange Fee will be paid noteholders who exchange their Old Notes for New Notes. The Exchange Fee will be paid from cash on hand.

                (b)     CONDITIONS. Not applicable.

                (d)     BORROWED FUNDS. Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                (a)     SECURITIES   OWNERSHIP.   None  of  the  Old  Notes  are
beneficially owned by the Issuer or any director, officer or affiliate of the Issuer.

                (b)     SECURITIES TRANSACTIONS. None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

                (a)     SOLICITATION OR RECOMMENDATION. None.

ITEM 10.  FINANCIAL STATEMENTS

                (a)     FINANCIAL INFORMATION.

                (a)(1) The information in Part II, Item 8 of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005 is incorporated herein by reference.


                (a)(2) The information in Part I, Item 1 of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2006 is incorporated herein by reference.

                (a)(3) The information set forth in the Offer to Exchange under the heading "Price Range of Common Stock and Dividend Policy--Ratio of Earnings to Fixed Charges" is incorporated herein by reference.

                (a)(4)  The information set forth in the Offer to Exchange under
the  heading  "Selected   Financial   Information"  is  incorporated  herein  by
reference.

                (b)     PRO FORMA FINANCIAL INFORMATION. None.

                (c) SUMMARY INFORMATION. The information set forth in the Offer to Exchange under the heading "Selected Financial Information" is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION

                (a)     AGREEMENTS,    REGULATORY    REQUIREMENTS    AND   LEGAL
PROCEEDINGS. None.

                (b)     OTHER MATERIAL INFORMATION. None.

ITEM 12.  EXHIBITS.

(a)(1)(i)       Offer to Exchange, dated July 17, 2006.

(a)(1)(ii)      Letter of Transmittal.

(a)(1)(iii)     Notice of Guaranteed Delivery.

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


(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)       Press Release, dated July 17, 2006.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2006                  INTEGRA LIFESCIENCES HOLDINGS CORPORATION




                                       By: /s/ Maureen B. Bellantoni
                                          -------------------------------------
                                           Name:  Maureen B. Bellantoni
                                           Title: Executive Vice President
                                                  and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

(a)(1)(i)       Offer to Exchange, dated July 17, 2006.

(a)(1)(ii)      Letter of Transmittal.

(a)(1)(iii)     Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)       Press Release, dated July 17, 2006.



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